UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

COEPTIS THERAPEUTICS HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

19207A108

(CUSIP Number)

Bull Horn Holdings Sponsor LLC

801 S. Pointe Drive, Suite TH-1

Miami Beach, Florida 33139

with a copy to:

Stuart Neuhauser, Esq.

Ellenoff Grossman & Schole LLP

1345 Avenue of the Americas, 11th Floor

New York, NY 10105

(212) 370-1300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 28, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240. 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 19207A108

1.	Names of Reporting Person. Bull Horn Holdings Sponsor LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 4,875,000

	8.	Shared Voting Power: 0

	9.	Sole Dispositive Power: 4,875,000

	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,875,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 21.7%(1)

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 19207A108

1.	Names of Reporting Person. Christopher Calise

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 4,875,000

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 4,875,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,875,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 21.7%(1)

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 19207A108

1.	Names of Reporting Person. Robert Striar

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 4,875,000

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 4,875,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,875,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 21.7%(1)

14.	Type of Reporting Person (See Instructions): IN

(1)	Includes (i) 1,875,000 shares of common stock held by Bull Horn Holdings Sponsor LLC and (ii) 3,000,000 shares of common stock underlying private warrants held by Bull Horn Holdings Sponsor LLC.
(2)	Based on an aggregate of 22,516,839 shares of common stock, which include (i) 19,516,839 shares of common stock issued and outstanding, and (ii) 3,000,000 shares of common stock underlying 3,000,000 private warrants held by Bull Horn Holdings Sponsor LLC.

Item 1.	Security and Issuer.

The class of equity securities to which this Schedule 13D relates is to the shares of common stock, par value $0.0001 per share (“Common Stock”), of Coeptis Therapeutics Holdings, Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 105 Bradford Rd, Suite 420, Wexford, Pennsylvania 15090.

Item 2.	Identity and Background.

(a) This Schedule 13D is being filed by Bull Horn Holdings Sponsor LLC (the “Sponsor”), Christopher Calise (“Mr. Calise”), and Robert Striar (“Mr. Striar,” together with the Sponsor and Mr. Calise, the “Reporting Persons”).

(b) The address and principal office of the Reporting Persons is 801 S. Pointe Drive, Suite TH-1, Miami Beach, Florida 33139.

(c) The Sponsor’s principal business is to act as the sponsor of Bull Horn Holdings Corp., the Issuer’s predecessor (“Bull Horn”), in connection with the initial public offering (the “IPO”) of Bull Horn and the business combination (the “Business Combination”) with Coeptis Therapeutics, Inc., a Delaware corporation (“Coeptis”). Mr. Calise is a member of the Board of Directors (the “Board”) of the Issuer and a managing member of the Sponsor. Mr. Striar is a managing member of the Sponsor.

(d) During the past five years, none of the Reporting Persons has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Reporting Persons has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f) The Sponsor is a Delaware corporation. Both of Mr. Calise and Mr. Striar are United States citizens.

Item 3.	Source and Amount of Funds or Other Consideration.

Prior to the IPO of Bull Horn, the Sponsor purchased an aggregate of 2,156,250 ordinary shares of Bull Horn (the “Founder Shares”) for an aggregate purchase price of $25,000. 281,250 Founder Shares were returned by the Sponsor to Bull Horn for no consideration and cancelled because the underwriters’ over-allotment option was not exercised in the IPO. The Sponsor purchased 2,625,000 private warrants (the “Private Warrants”) at a purchase price of $1.00 per Private Warrant in a private placement that took place concurrently with the IPO, and 375,000 Private Warrants were assigned to the Sponsor in December 2020 as part of an agreement with the underwriters of Bull Horn’s IPO. Each Private Warrant allows the holder to purchase one whole share of Common Stock for $11.50 per whole share, became exercisable on the completion of the Business Combination, and will expire on November 3, 2025, or earlier upon redemption. With certain limited exceptions, the Private Warrants will not be transferable, assignable or salable by the Sponsor until 30 days after the completion of the Business Combination, or November 27, 2022.

On October 28, 2022, the Issuer consummated the transactions contemplated by an Agreement and Plan of Merger dated effective as of April 18, 2022 (the “Merger Agreement”), entered into by and among Bull Horn, BH Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of Bull Horn (“Merger Sub”), and Coeptis. Pursuant to the Merger Agreement, Merger Sub merged with and into Coeptis, with Coeptis continuing as the surviving entity of the Business Combination and becoming a wholly-owned subsidiary of Bull Horn.

The information set forth in Item 4 and Item 6 is incorporated by reference herein.

Item 4.	Purpose of Transaction.

The Sponsor is the sponsor of Bull Horn. Mr. Calise is a director of the Issuer and a managing member of the Sponsor. Mr. Striar is a managing member of the Sponsor. Except in Mr. Calise’s capacity as a director of the Issuer, the Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein.

The Reporting Persons reserve the right to increase or decrease their position in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise, including the exercise of warrants, on such terms and at such times as the Reporting Persons may deem advisable.  The Reporting Persons reserve the right to change their intention with respect to any and all matters referred to in this Item 4.

Item 5.	Interest in Securities of the Issuer.

(a) The aggregate percentage of shares of Common Stock reported owned by the Reporting Persons is based upon 22,516,839 shares of Common Stock, which include (i) 19,516,839 shares of Common Stock of the Issuer issued and outstanding, as of October 28, 2022, which is based on the shares reported in the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on November 3, 2022 and (ii) 3,000,000 shares of Common Stock underlying 3,000,000 Private Warrants held by the Reporting Persons.

As of the filing date of this Schedule 13D, the Reporting Persons beneficially owned 4,875,000 shares of Common Stock, consisting of: (i) 1,875,000 shares of Common Stock held by the Sponsor and (ii) 3,000,000 shares of Common Stock underlying Private Warrants held by the Sponsor. As of such date, in accordance with SEC rules for calculating percentages of beneficial ownership, the 4,875,000 shares of Common Stock beneficially owned by the Reporting Persons represented approximately 21.7% of the outstanding shares of Common Stock of the Issuer.

(b) As of the filing date of this Schedule 13D, the Sponsor has:

(i)	sole power to vote or direct the vote of 4,875,000 shares of Common Stock;
(ii)	shared power to vote or direct the vote of 0 shares of Common Stock;
(iii)	sole power to dispose or direct the disposition of 4,875,000 shares of Common Stock; and
(iv)	shared power to dispose or direct the disposition of 0 shares of Common Stock.

As of the filing date of this Schedule 13D, each of Mr. Calise and Mr. Striar has:

(i)	sole power to vote or direct the vote of 0 shares of Common Stock;
(ii)	shared power to vote or direct the vote of 4,875,000 shares of Common Stock;
(iii)	sole power to dispose or direct the disposition of 0 shares of Common Stock; and
(iv)	shared power to dispose or direct the disposition of 4,875,000 shares of Common Stock.

(c) Except as otherwise described in Item 4 and Item 6 and elsewhere in this Schedule 13D, no transactions in the shares of Common Stock were effected by the Reporting Person during the past 60 days.

(d) Except as set forth herein, to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

The information set forth in Items 4 and 6 is incorporated by reference herein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as otherwise set forth herein and elsewhere in this Schedule 13D, there are no contracts, arrangements, understandings or similar relationships existing with respect to the securities of the Issuer between the Issuer and the Reporting Persons.

Letter Agreement

In connection with the IPO, the Reporting Persons entered into a letter agreement, dated October 29, 2020 (the “Letter Agreement”), with Bull Horn and other parties, pursuant to which the Reporting Persons agreed to, among other things, certain transfer restrictions on their Bull Horn securities. Specifically, the Letter Agreement provides that the Reporting Persons have agreed not to transfer, assign or sell 50% of their Founder Shares until the earlier of (i) six months after the date of the consummation of the Business Combination or (ii) the date on which the closing price of the Common Stock equals or exceeds $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing after the Business Combination and the remaining 50% of the Founder Shares may not be transferred, assigned or sold until six months after the date of the consummation of the Business Combination, or earlier, in either case, if, subsequent to the Business Combination, the Issuer consummates a subsequent liquidation, merger, stock exchange or other similar transaction which results in all of the Issuer’s stockholders having the right to exchange their shares of Common Stock for cash, securities or other property. With certain limited exceptions, the Private Warrants will not be transferable, assignable or salable by the Reporting Persons until 30 days after the completion of the Business Combination. The foregoing description is qualified in its entirety by the terms of the Letter Agreement, a copy of which is attached hereto as Exhibit 99.1.

Registration Rights Agreement

On October 29, 2020, in connection with the IPO, Bull Horn, the Reporting Persons and other parties entered into a registration rights agreement (the “Registration Rights Agreement”), pursuant to which certain holders were granted certain demand and “piggyback” registration rights, which were subject to customary conditions and limitations, including the right of the underwriters of an offering to limit the number of shares offered. Bull Horn also agreed to effect within 45 days after the Issuer’s receipt of the demand registration a resale registration statement on Form F-1, F-3, S-1 or S-3 covering all “Registrable Securities” thereunder. The foregoing description is qualified in its entirety by the terms of the Registration Rights Agreement, a copy of which is attached hereto as Exhibit 99.2.

Item 7.	Material to be Filed as Exhibits.

99.1	Letter Agreement, dated as of October 29, 2020, by and among Bull Horn, its officers, directors and initial shareholders (incorporated by reference to Exhibit 10.1 to Bull Horn’ Current Report on Form 8-K (File No. 001-39669) filed with the SEC on November 3, 2020).

99.2	Registration Rights Agreement, dated as of October 29, 2020, by and among Bull Horn, its officers, directors and initial shareholders (incorporated by reference to Exhibit 10.3 to Bull Horn’ Current Report on Form 8-K (File No. 001-39669) filed with the SEC on November 3, 2020).

99.3	Joint Filing Agreement, by and among the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: November 7, 2022

Bull Horn Holdings Sponsor LLC

By:	/s/ Christopher Calise
Christopher Calise,
Managing Member

By:	/s/ Robert Striar
Robert Striar,
Managing Member

/s/ Christopher Calise
Christopher Calise

/s/ Robert Striar
Robert Striar

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations

(See 18 U.S.C. 1001)